                                  UNITED STATES                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION       ---------------------------
                             Washington, D.C. 20549             OMB Number: 3235-0145
                                                                Expires: October 31, 1994
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                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                          Glenway Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    379176100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)                        Page 1 of 5 pages

------------------------                                    --------------------
CUSIP NO. 379176100                    13G                  Page  2 of  5  Pages
         ----------                                             ----  ----
------------------------                                    --------------------


---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bank
                       31-0854433
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]

                                                                       (b)  [ ]
---------- ---------------------------------------------------------------------
   3       SEC USE ONLY


---------- ---------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation
--------------------------------- ------- --------------------------------------
                     5    SOLE VOTING POWER
 NUMBER OF
   SHARES                           138,169
BENEFICIALLY      ------- ------------------------------------------------------
  OWNED BY           6    SHARED VOTING POWER
    EACH
 REPORTING                          0
   PERSON         ------- ------------------------------------------------------
    WITH             7    SOLE DISPOSITIVE POWER

                                    117,823
                  ------- ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                                     6,614
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               138,169
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                              NOT APPLICABLE
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               6.03%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                               BK
---------- ---------------------------------------------------------------------





                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 5 pages

Glenway Financial Corporation                                        Page 3 of 5
379176100

Item 1 (a)                 Name of Issuer:

                           Glenway Financial Corporation

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           5535 Glenway Avenue
                           Cincinnati, Ohio  45238


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bank
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263


Item 2 (d)                 Title of Class of Securities:

                           Common Shares, without par value

Item 2 (e)                 CUSIP Number:

                           379176100

Item 3                     Fifth Third Bank is filing in accordance with Section
                           240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bank, of an aggregate of 138,169 outstanding shares of the Common Stock of Glenway Financial Corporation, no par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bank, through fiduciary accounts, has neither voting power nor dispositive power with respect to 14,038 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts and are deemed to be beneficially owned:

Glenway Financial Corporation                                        Page 4 of 5
379176100

                  Powers:                                     No. of Shares
                  Full voting; full dispositive               117,823
                  Full voting; shared dispositive             6,614
                  Full voting; no dispositive                 13,732
                  Shared voting; full dispositive             0
                  Shared voting; shared dispositive           0
                  Shared voting; no dispositive               0
                  No voting; full dispositive                 0
                  No voting; shared dispositive               0
                  No voting; no dispositive                   14,038

         (b)      Percentage of Class:

                  Fifth Third Bank has aggregate beneficial ownership of 6.03%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                    138,169

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                    0

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                          117,823

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                          6,614

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Bank.

                           Fifth Third Bank is filing this schedule in
accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

         List of Banks         Federal Tax ID Number      Item 3 Classification
         -------------------   ---------------------      ---------------------
         Fifth Third Bank      31-0854433                         BK

Glenway Financial Corporation                                        Page 5 of 5
379176100








Items 8-9         Not Applicable


Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 1999
-----------------
Date

THE FIFTH THIRD BANK



By:     MICHAEL K. KEATING
   --------------------------


Name:  Michael K. Keating
     ------------------------
Title: Executive Vice President